UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE  68137
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Exodus Movement, Inc. and Subsidiary

For the Years Ended
December 31, 2021 and 2020

Exodus Movement, Inc. and Subsidiary

Unless the context requires otherwise, in this annual report on Form 1-K, the terms “we,” “us,” “our,” the “Company” and “Exodus” refer to Exodus Movement, Inc., and its wholly owned subsidiary, Proper Trust AG, a Swiss corporation.

ITEM 1.	Business

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this annual report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and in other parts of Exodus’ Offering Circular dated April 9, 2021.

Overview of Our Business
Exodus’ mission is to help the world exit the traditional finance system. Exodus is a non-custodial platform that connects people with the world of decentralized finance and the power of the blockchain.  On December 9, 2015, we launched Exodus to empower our customers to securely control, manage, and grow their wealth. Every two weeks since then, we have released new updates and improved its user experience.

Digital assets should be easy to use and easy to understand. Our platform allows customers to store and access their assets in a secure environment that only they control. On desktop and mobile devices alike, Exodus delivers a simple, elegant, and intuitive experience. By eliminating the geek requirement, Exodus prioritizes ease of use and provides unparalleled customer service.

We operate in the financial technology (“FinTech”) subsector of the greater blockchain and digital asset industry. Our customers range from people or entities familiar with digital assets to those new to financial solutions powered by blockchain technology.

The Exodus Platform supports over 150 crypto assets, as well as integrations with multiple crypto-to-crypto exchanges and third-party applications, such as Compound Finance. We are relentlessly focused on delivering the best customer experience in the crypto asset industry.

Our platform is intended to provide the trustworthiness of your bank’s online portal without service windows and clunky interfaces, and the speed of centralized crypto exchanges without the risk of third-party custody – we aim to provide our customers with the best of both worlds in Exodus.

Our Industry
We operate in the FinTech subsector of the greater blockchain and crypto asset industry, and our customers are both people with experience and entities familiar with this technology and those new to financial solutions powered by blockchain technology and crypto assets. The following are descriptions of key technology used in our industry.

Blockchain Technology
Blockchain technology utilizes an open, distributed ledger managed by a peer-to-peer network to record transactions between parties linked to the blockchain. The Bitcoin blockchain, and other blockchains, such as those of Ethereum and Litecoin, can be thought of as public record books of crypto asset transactions. These record books are “decentralized” or stored on multiple computers around the world.

For example, the Ethereum Blockchain is a distributed public blockchain network focused on running the programming code of decentralized applications. These decentralized applications use self-executing contracts, also known as smart contracts, to seamlessly facilitate activities on the Ethereum Blockchain. The smart contracts on the Ethereum Blockchain are powered by Ether, the Ethereum Blockchain’s native digital crypto asset, which is also traded as a crypto asset.

Accessing multiple blockchains and decentralized applications typically requires downloading complicated software specific to each blockchain. Additionally, access to these blockchains requires complicated configuration decisions that only technically skilled specialists can execute. Further, methods of storing and leveraging crypto assets are fractured across many different platforms and software systems, instead of being neatly organized in one location or hub. As a result, blockchain technology has a reputation for being difficult to access and use, and the current options for managing crypto assets do not provide integrated or seamless solutions.

Crypto Assets
Crypto assets are digital assets that exist on a particular blockchain and can be moved from one party to another party on that blockchain. There are different types of crypto assets, as some crypto assets represent stakes in a particular project, some add functionality to blockchain-based platforms, and some are intended to function like currencies, such as Bitcoin, and do not represent a stake in a particular project or company. Crypto assets are directly held by their owners and are immediately transferable, subject to applicable law.

There are six primary categories of crypto assets:
•
Store of value crypto assets are primarily used to pay for goods and services and are often considered a substitute for gold, cash, or forms of electronic payment. Merchants have begun to accept these types of crypto assets as payment, although often the crypto asset is converted to a fiat currency, such as the U.S. dollar, immediately upon acceptance by the merchant. Examples of store of value and payment crypto assets are Bitcoin and Litecoin.

•
Crypto assets that comprise part of a blockchain economy or blockchain platform typically have more functionality than a payment currency. Blockchain economies permit the use of the crypto asset to create other digital assets, or tokens, run decentralized applications on the blockchain platform and build various types of functionality and features on the blockchain platform. Examples of crypto assets that are part of blockchain economies include Ether, EOS and TRON.

•
Privacy coins are crypto assets created to focus on privacy and security. Privacy coin transaction details are typically encrypted, so that only the sender and receiver of the coins knows how many coins were involved in the transaction. In addition, the balance of a privacy coin wallet is known only to the owner of the wallet and cannot be viewed on the public blockchain record. An example of a privacy coin is Monero.

•
Utility tokens are digital tokens used solely to power or connect to a blockchain-based product or service. These crypto assets run on their blockchain platform but are only used to “pay for” or “power” products or services on that platform. Examples of utility tokens include Golem and Basic Attention Token.

•
Stablecoins are crypto assets whose value is tied to some other asset so that the value of the stablecoin will not greatly fluctuate relative to the underlying asset. Different stablecoins have adopted different methods of stabilization. Examples of stablecoins are USDC, Tether, and DAI.

•
Certain crypto assets allow holders to interact with the crypto asset through “staking.” In doing so, the staker takes part in the crypto asset’s blockchain consensus mechanism and receives part of a reward for such participation. Third-party entities monitor staking pools or create their own so as to provide stakers with a controlled, safe environment to stake crypto assets and receive their rewards. An example of a crypto asset that can be staked is Tezos.

Each crypto asset is stored on that crypto asset’s particular blockchain. The blockchain used by each crypto asset keeps a record of which addresses on that blockchain hold the crypto asset and the amount of crypto assets each address holds. A private key is required to access the crypto assets held at any single address. Only the person with the private key can access the crypto assets at the associated address.

Private and Public Keys
In order to send crypto assets from a blockchain address, a private key is required to “unlock” those crypto assets. The private key will allow its holder to access and spend the crypto assets located at a particular blockchain address. Anyone who holds a private key can access the crypto assets located at that blockchain address. If the holder of the assets loses or gives someone their private key, their assets are at risk. Public keys identify a particular blockchain address, but do not enable that address to be unlocked. Instead, public keys act like a mailing address, so that a user can send a crypto asset to the “address” provided by the public key. If one wants to receive crypto assets from someone else, one must give the other party one’s crypto address by giving the other party one’s public key.

Key Management Solutions: Custodial vs. Non-Custodial
The person or entity that holds the private key for a public wallet address controls the asset stored in that wallet. Private key management solutions generally fall into two broad categories: custodial and non-custodial key management.
•
Custodial key management: In this structure, a company or platform generates the private keys for their customers and administers any and all funds sent to the addresses tied to those private keys. Custodial key management solutions become custodians of their customers funds and in that respect are extremely similar to centralized banks.

•
Non-custodial key management: In this solution, a person or entity generates (using software or other means) and secures (often on their own computer or written down on a piece of paper) its own private keys and all funds are sent to the address tied to those private keys. Non-custodial key management solutions are not custodians of their users’ funds, but are merely repositories for the funds, similar to the way a physical safety box or leather wallet provides a means for people to secure their own wealth.

While today the majority of people use custodial key management solutions, we believe that custodial key management solutions serve merely as a temporary bridge between traditional institutionalized financial systems and the financial freedom offered by complete non-custodial control over one’s crypto assets.

Blockchain-based Financial Technology
Clunky interfaces, long clearance times for transactions and an inability to control one’s own assets are hallmarks of the traditional banking system. Although the traditional banking system does offer protection against hacking through devices such as FDIC insurance, banks are always answerable to governments or other powerful actors, who retain the ability to freeze or take control of a customer’s bank assets. Moreover, even if one considers banking services or similar services such as custodial wallets to be reliable, their interfaces are cumbersome to use and they are still subject to various archaic restrictions—for example, no services offered during the evening, weekends or on bank holidays. When these institutions are offline, customers cannot access customer support, make transfers, trades or payments and must wait for earlier transactions to clear. As a result, customers must rely on antiquated institutions that operate on limited and often inconvenient schedules, while hoping that these institutions can be trusted to hold a customer’s assets, instead of being able to manage their own assets on their own schedule.

Non-custodial holding of crypto assets offers consumers a payment option that does not rely on the traditional banking system. We believe that, as more people become interested in and begin to hold crypto assets, they will look for new ways to interact with their crypto assets. Crypto assets have significant advantages over traditional fiat currency, particularly when used on non-custodial platforms. Unlike fiat currency held in traditional banks, crypto assets on non-custodial platforms are designed to be available at all times. A non-custodial system is designed without limited operating hours, restrictions on when markets open and close, or bank holidays. Crypto assets can also be transferred in real time, as the underlying technology is designed to avoid lengthy settlement periods, and, if transactions complete successfully, crypto assets will always end up at the wallet address to which they are sent with a proof of receipt forever etched in the blockchain, which functions as a public ledger. Most importantly, holders of crypto assets control their funds. They do not need to rely on any bank or custodian entity to provide access to their own assets.

Wallets
Software-based technology allows users to manage their private keys that grant access to their crypto assets. This technology is known as a wallet. Wallets do not actually store crypto assets the way one might store a twenty-dollar bill in a physical leather wallet. Rather, the crypto assets remain stored at a particular blockchain address on the relevant blockchain, as described above in “—Private and Public Keys,” and wallets allow users to manage the private keys that grant access to the blockchain addresses where their crypto assets are stored.

There are two recognized categories of wallets: hot wallets and cold wallets. Hot wallets are connected to the internet in some way. They typically reside on a website, desktop, or inside a mobile phone, with the holder’s private keys stored digitally. Typing one’s private key into a hot wallet will “unlock” the crypto assets stored at the address identified by the private key so the user can then access the crypto assets. Cold wallets are physical devices, not connected to the internet, that store the holder’s private keys. Generally, crypto assets stored in hot wallets are more easily accessible; however, hot wallets are susceptible to being hacked and therefore are considered a less secure wallet. The downside to using cold wallets is that they are not as easily accessible, and so are typically used only for long-term storage of crypto assets.

While there are a variety of wallets available to manage the private keys that govern crypto asset holdings, many of them have serious design and functionality issues. Often wallets have clunky and cumbersome interfaces, better suited to people very familiar with coding and computer processing than to consumers who want a straightforward, easy-to-use interface. In addition, many wallets do not cover a sufficiently wide variety of crypto assets, thereby requiring customers to maintain different wallets for different crypto assets. For wallets that offer services such as the exchanging of one crypto asset for another, these services may be clunky and difficult to use. Finally, and most significantly, wallets are often maintained as centralized exchanges, where the company that controls the technology of the wallet holds onto the private keys, which gives the wallet creator control over the funds that can be accessed with those private keys.

Risk Factors
Our operations and financial results are subject to various risks and uncertainties, including those described in, “Risk Factors” in our Offering Circular as filed on April 9, 2021, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock.

As included in our "Risk Factors" in our Offering Circular as filed on April 9, 2021, our business is subject to the risks of catastrophic events, including acts of war or terrorism or other external events.  Acts of strikes, terrorism and other geo-political unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data.  Specifically, financial and crypto markets may be negatively affected by the current impact of escalating military tension between Russia and Ukraine.  The Company currently has 6 full time equivalent employees (“FTEE”) and one vendor in the impacted area. Interruptions could have a material adverse effect on the operations and development of the Exodus Platform or operations and development of applications that run on the Exodus Platform.  Furthermore, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Legal and Regulatory Environment
Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. For a summary of certain current areas of government regulation that apply to our business and potential regulatory issues of which we are aware, refer to “Regulatory Environment” in our Offering Circular as filed on April 9, 2021.  We generally believe that our business is compliant with these regulations, but in certain cases there may be uncertainty related to that conclusion.

Potential Competitive Landscape
We pioneered and lead the market for non-custodial solutions for managing crypto assets. We believe that we provide the most comprehensive non-custodial solution, offering mobile and desktop products, the option to connect to a hardware wallet, a significant range of supported crypto assets, as well as functions such as our Exchange Aggregator and other apps that allow our customers to better experience the world of decentralized finance. Since our founding, our competition has primarily been custodial solutions, such as the exchanges supported by well-known companies like Coinbase and Binance US. These exchanges tend to have greater name recognition and, as people are familiar with custodial products due to the traditional banking system, people may believe that custodial products offer more security and ease of use than non-custodial products.

We believe that due to security and technical risks associated with centralized or custodial services, crypto asset holders will continue to move towards non-custodial solutions. Within the market for non-custodial wallet solutions, there are other companies that actively compete with us, offering various combinations of the features available on our platform. More recently, the advent of browser extensions for accessing decentralized applications (“dApp”) like Metamask and Phantom  have also become our direct competitors. Despite rapid growth in the browser extension and dApp ecosystem, these competitors are focused on single chain access whereas Exodus remains open to multi-chain, multi-asset experiences for our customers.

Leading exchanges, which have significant resources and brand power, have created non-custodial wallets, their focus continues to be on centralized crypto asset products. However, our market is relatively new, and our competitors have adapted and may continue to adapt their platforms to incorporate many of our features and design, as well as additional features or solutions.

We believe that the principal competitive factors in our market are:
•	platform features, quality, functionality and design;
•	product pricing;
•	breadth of features offered by a platform;
•	quality of customer support;
•	security and trust;
•	brand awareness and reputation;
•	ease of adoption and use;
•	accessibility of platform on multiple devises;
•	customer acquisition costs; and
•	range of supported crypto assets.

We compare favorably with our competitors on the basis of these factors. We expect demand for non-custodial solutions to continue to rise, based on recent market data. We believe that we are well-positioned to take advantage of this market opportunity.

Providers
During 2021, two API providers individually generated $47.0 million and $25.7 million in revenues, representing in the aggregate approximately 76% of our operating revenues during 2021. Our revenue in 2021 was derived primarily from non-U.S. jurisdictions, with 91% attributable to the Asia-Pacific (“APAC”) region, 5% attributable to Europe, the Middle East, and Africa (“EMEA”), 3% attributable to United States, and 1% attributable to Canada and Latin America (“Other Americas”).

During 2020, three API providers individually generated $8.1 million, $4.5 million and $5.8 million in revenues, representing in the aggregate approximately 86% of our operating revenues during 2020. Our revenue in 2020 was derived primarily from non-U.S. jurisdictions, with 91% attributable to the Asia-Pacific (“APAC”) region, 5% attributable to Europe, the Middle East, and Africa (“EMEA”), 3% attributable to United States, and 1% attributable to Canada and Latin America (“Other Americas”).

Employees
Our employees are critical to our mission to ignite an exodus from the traditional finance system by empowering people to secure, manage and use their crypto assets.  Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.

As of December 31, 2021, we had approximately 220 FTEE. Our FTEE are paid exclusively in Bitcoin, the majority of whom are employed in customer service and engineering. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good. Our international personnel consist of approximately 140 independent contractors located in approximately 50 countries located on six different continents.

Legal and Regulatory Proceedings
From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We may also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

From time to time, we are also involved in regulatory proceedings that arise in the ordinary course of business.

OFAC Administrative Subpoena
On or around December 7, 2018, we received an administrative subpoena (the “Subpoena”) issued by OFAC seeking information regarding potential transactions with individuals in Iran. We engaged in a full review of our systems and processes and responded to the Subpoena with a letter and set of documents that we considered responsive to the Subpoena on February 6, 2019, and supplemented the initial response with a second set of responsive documents on May 10, 2019. While the Subpoena only requested information in regard to Iran, we conducted a comprehensive review that covered all countries and territories subject to U.S. trade embargoes administered by OFAC. As a result of this review, we determined that we may have previously inadvertently allowed our software to be downloaded by individuals or entities located in countries or territories subject to U.S. trade embargoes (i.e., Cuba, Crimea, Iran, Syria, and Sudan (prior to October 12, 2017 when comprehensive sanctions against Sudan were revoked)), and submitted a voluntary self-disclosure regarding these apparent violations to OFAC, as discussed further in “Risk Factors” in our Offering Circular as filed on April 9, 2021. We submitted our final report of voluntary self-disclosure in July 2019.

The transactions identified in our response to the Subpoena and the voluntary self-disclosure consisted of free downloads of our un-hosted and non-custodial software wallet for cryptocurrencies and cryptographic assets. The disclosed transactions accounted for approximately 0.7 percent of all such downloads for the relevant time period (December 2015 through December 2018).

Since the receipt of the Subpoena, we have implemented a series of measures designed to ensure that we comply with applicable sanctions laws. These activities include: the establishment of sanctions compliance policies and procedures, providing compliance training to our employees; and implementing geo-blocking technology to block parties with IP addresses associated with embargoed countries and territories from accessing our software or services. We are continuing to cooperate with OFAC’s review of our response to the Subpoena and our voluntary self-disclosure, which is ongoing.

Our Solution — The Exodus Platform
We built the Exodus Platform to give our customers the power to quickly secure, control, and manage their digital wealth. Our platform is intended to allow our customers to store and access their crypto assets in a non-custodial, secure environment that only they control while delivering a simple, elegant and intuitive experience for desktop and mobile devices. Our platform is intended to provide the trustworthiness of a bank’s online portal without service windows and clunky interfaces, and the speed of centralized crypto exchanges without the risk of third-party custody – we aim to provide our customers with the best of both worlds in Exodus. The Exodus Platform is intended to allow our customers to leverage the power of crypto assets in an easy and straightforward way, without compromising privacy or the security of their crypto assets. We accomplish this by providing the following:
•	helping to ensure that our customers retain full control over the crypto assets held in their Exodus wallet by encrypting the private keys locally on our customers’ own devices;
•
streamlining the customer set up process for transacting in over 150 crypto assets, as well as offering a range of wallet options to hold customers’ private keys (including hot and cold wallets) so customers can quickly access the features they want without being distracted by unnecessary or confusing technical information;

•	hosting and maintaining our own robust server infrastructure with the aim of providing near 100% uptime, 24/7, for all crypto assets and services offered on our platform;

•
integrating cutting-edge third-party apps seamlessly into our highly functional platform to provide our customers with a rich ecosystem of ways to use and manage their crypto assets, as well as providing us with potential additional avenues for monetizing our platform;

•
producing reliable, straightforward information on our website and YouTube channel regarding blockchain cryptography, crypto assets and our platform that is relevant for both new and experienced crypto asset users; and

•
continually adapting and innovating the Exodus Platform to support our customers’ ability to store other types of valuable assets, including personal information, traditional fiat currencies, and, potentially, traditional securities in tokenized form alongside other tokenized financial products in the future.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our annual reports on Form 1-K, semi-annual reports on Form 1-SA, and any other required reports, and any amendments to these reports, will be available through our investor relations website, free of charge, after we file them with the SEC. We will also provide a link to the section of the SEC’s website at www.sec.gov that contains, in electronic form, each of the reports and other information that we file or furnish with the SEC.

We will webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly and annual financials, press and earnings releases, and blogs. Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation Fair Disclosure: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson’s feed @jprichardson), Facebook, LinkedIn, and YouTube.  We also share news and product updates on our YouTube channel, which may be of interest or material to our investors.  The content of our websites is not incorporated by reference into this report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations
Revenue
Exodus has entered into agreements with various third-party application programming interface (“API”) providers, whereby the provider is allowed to integrate its services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis whereby users of the Exodus Platform access the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and is paid by the provider. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for the API services in the future as a greater number of people begin to use cryptocurrencies. We anticipate that proceeds from the API fees, if and when recognized as revenue under our current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied. No non-transaction-based fees were recognized prior to July 2020.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, customer support, and security and wallet operations.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, fiat on-boarding expense, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and there are significant hurdles to overcome before critical components of the ecosystem become operational. As a result, we expect our software development expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet, integrate new API services, and develop the Exodus ecosystem.

Customer Support
Customer support includes related salaries and costs, and fees paid to consultants and outside service providers. Exodus views customer support as an integral part of its product offerings and made significant investments in this area in 2021 and 2020. Further investments in customer support are expected as the development of the Exodus ecosystem continues.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and evaluate ways to make the Exodus Platform and ecosystem more secure.

Operating Expenses
Exodus’ operating expenses are classified as general and administrative, advertising and marketing, depreciation and amortization, and impairment of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, information technology services,  and foreign currency gain or loss. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing as well as related department salaries. We have traditionally focused on low cost marketing channels and word-of-mouth advertising. However, we have begun using more sophisticated marketing strategies to increase our outreach efforts; as such corresponding investments in advertising and marketing are expected to increase significantly.

Comparison of the results of operations for the years ended December 31, 2021 and 2020 (in thousands):

Total Revenues
	Years Ended December 31,		% Change
	2021	2020
Total revenues	$95,849	$21,251	351%

Total revenues for the year ended December 31, 2021 were $95.5 million compared to $21.3 million for the year ended December 31, 2020, an increase of $74.2 million or 350%. The growth in total revenues was primarily driven by an increase in revenue from the exchange aggregation of $73.0 million, with two customers individually generating increases in revenue of $38.9 million and $20.0 million. New products and services, such as fiat on-boarding, and staking account for $1.6 million of the increase.

Software Development Expense
	Years Ended December 31,		% Change
	2021	2020
Software development expense	$8,051	$3,465	132%

Software development expenses for the year ended December 31, 2021 were $8.1 million compared to $3.5 million for the year ended December 31, 2020, an increase of $4.6 million or 132%. This growth was primarily due to $2.9 million of fiat onboarding expenses as well as an increase in hiring and associated compensation and incentive expense of $2.9 million, and partially offset by $1.4 million related to increased software capitalization due to a change in development mix away from internal use projects.

Customer Support Expense
	Years Ended December 31,		% Change
	2021	2020
Customer support expense	$6,262	$1,824	243%

Customer support expenses for the year ended December 31, 2021 were $6.3 million compared to $1.8 million for the year ended December 31, 2020, an increase of $4.5 million or 243%. This growth was primarily due to increases in hiring and the associated compensation expenses and incentive expense of $3.8 million, customer experience expenses of $0.2 million and $0.2 million of subscriptions.

Security and Wallet Operations Expense
	Years Ended December 31,		% Change
	2021	2020
Security and wallet operations expense	$6,724	$3,517	91%

Security and wallet expenses for the year ended December 31, 2021 were $6.7 million compared to $3.5 million for the year ended December 31, 2020, an increase of $3.2 million or 91%. This growth was primarily due to an increase in cloud infrastructure services expenditures of $2.0 million, in hiring and the associated compensation and incentive expenses of $0.7 million and increased technology subscriptions of $0.5 million.

General and Administrative Expense
	Years Ended December 31,		% Change
	2021	2020
General and administrative expense	$12,038	$3,802	217%

General and administrative expenses for the year ended December 31, 2021 were $12.0 million compared to $3.8 million for the year ended December 31, 2020, an increase of $8.2 million or 217%. This growth was primarily due to an increase in hiring and associated compensation and incentive expenses of $5.7 million and an increase in legal and professional services expenditures of $2.0 million. The growth was also due to increases in equipment expense of $0.4 million, $0.3 million in subscription expenses, and $0.4 million in charitable contributions.  The increases were partially offset by foreign currency gains of $0.9 million.

Advertising and Marketing Expense
	Years Ended December 31,		% Change
	2021	2020
Advertising and marketing expense	$9,897	$1,081	816%

Advertising and marketing expenses for the year ended December 31, 2021 were $9.9 million compared to $1.1 million for the year ended December 31, 2020, an increase of $8.8 million or 816%. This growth was primarily due to an increase in marketing expenses of $7.3 million and an increase in hiring and associated compensation expenses of $1.5 million.

Depreciation and Amortization
	Years Ended December 31,		% Change
	2021	2020
Depreciation and amortization	$1,762	$736	139%

Depreciation and amortization expenses for the year ended December 31, 2021 was $1.8 million compared to $0.7 million for the year ended December 31, 2020, an increase of $1.1 million or 139%. Fixed asset increases were driven by equipment purchases associated with additional headcount. Depreciation expense increased by $0.1 million and amortization expense increased by $0.9 million due to additional capitalization of salaries related to software development.

Impairment of Digital Assets
	Years Ended December 31,		% Change
	2021	2020
Impairment of digital assets	$23,368	$2,430	862%

Impairment of digital assets increased by $21.0 million for the year ended December 31, 2021, as holdings of digital assets increased and price volatility increased as the Company grew its digital assets holdings.

Gains on Sale or Transfer of Digital Assets
	Years Ended December 31,		% Change
	2021	2020
Gains on sale or transfer of digital assets	$20,767	$5,017	314%

Gains on digital assets increased by $15.8 million for the year ended December 31, 2021 compared to the year ended December 31, 2020.  This was primarily related to the sales of digital assets at a higher fair market value compared to the impaired cost.

Unrealized loss on investments
	Years Ended December 31,
	2021	2020	% Change
Unrealized loss on investments	$(150)	$-	n/a

Unrealized loss on investments increased by $0.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020.  This was primarily due to shares earned related to our contract with tZERO (as discussed further in Item 5. Interest of Management and Others in Certain Transactions--Related Party Transactions).

Loss on Extinguishment of SAFE Notes

	Years Ended December 31,
	2021	2020	% Change
Loss on extinguishment of SAFE notes	$(61,037)	$-	n/a

Loss on extinguishment of SAFE notes increased by $61.0 million for the year ended December 31, 2021 compared to the year ended December 31, 2020.  This was primarily related to changes to the contractual terms of the SAFE notes.

Interest Income
	Years Ended December 31,		% Change
	2021	2020
Interest income	$725	$80	806%

Interest income increased by $0.6 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, due to increased holding balances on certain Algorand and USDC holdings and the addition of a note receivable.

Liquidity and Capital Resources
Sources of Funds

The following table summarizes Exodus’ cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2021	2020
Net cash provided by (used in) operating activities	$8,712	$(175)
Net cash used in investing activities	$(2,606)	$(141)
Net cash used in financing activities	$(2,154)	$(1,386)

Net Cash from Operating Activities
Net cash used in operating activities for the year ended December 31, 2021, was $8.7 million. The Company had net loss of $17.9 million for the year ended December 31, 2021, $4.6 million of changes to working capital, a deferred tax benefit of $0.6 million, a gain on sale or transfer of digital assets of $20.8 million, and $33.9 million in non-cash activities settled in cryptocurrency.  This was partially offset by impairment of digital assets of $23.4 million, loss on extinguishment of SAFE notes of $61.0 million, and depreciation and amortization of $1.8 million.

Net cash used in operating activities for the year ended December 31, 2020, was $0.2 million. The Company had net income of $8.2 million for the year ended December 31, 2020, impairment of digital assets of $2.4 million, $0.9 million of deferred tax expense, depreciation and amortization of $0.7 million, and $0.9 million of stock compensation expense partially offset by $6.4 million in non-cash activities settled in cryptocurrency, $2.0 million of changes in working capital, and gain on sale or transfer of digital assets of $5.0 million.

Net Cash from Investing Activities
The Company’s investing activities have consisted primarily of purchases of fixed assets. Net cash used by investing activities for the year ended December 31, 2021, was $2.6 million. This consisted of $0.5 million from purchases of fixed assets and $2.0 million of indefinite lived assets.

Net cash used by investing activities for the year ended December 31, 2020, was $0.1 million. This consisted of $0.1 million from purchases of fixed assets.

Net Cash from Financing Activities
The Company’s primary financing activities for the year ended December 31, 2021, was $2.3 million of deferred offering costs related to the Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021), partially offset by $0.2 million related to exercise of stock options.

The Company’s primary financing activities for the year ended December 31, 2020, was $1.2 million of deferred offering costs related to the Regulation A Offering and $0.2 million payments on the note payable.

Cash and Digital Asset Holdings
The Company holds the following cash and digital asset holdings as of December 31, 2021 and December 31, 2020 (in thousands):

	December 31, 2021		December 31, 2020
	Book value	Market value	Book value	Market value
Bitcoin	$33,253	$61,218	$7,159	$20,141
Ethereum	3,757	9,342	498	1,190
Algorand	5,023	6,407	-	-
Other digital assets	-	-	11	15
Cash and cash equivalents	5,375	5,375	1,423	1,423
USDC	45,291	45,291	1,189	1,189
Tether	77	77	-	-
Digital assets and cash	$92,776	$127,710	$10,280	$23,958

Material Capital Commitments
The Company currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates
See “Critical Accounting Policies and Estimates” set forth under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” of our Offering Circular dated April 9, 2021. There have been no material changes to our critical accounting policies and estimates since our Offering Circular dated April 9, 2021.

ITEM 3.	Executive Directors and Officers

The following table provides information regarding our executive officers, significant employees and directors during the year ended December 31, 2021.

Name	Age	Position	Term of Office(1)
Executive Officers and Directors
Jon Paul Richardson	38	Chief Executive Officer and Director	Chief Executive Officer: July 2016-present; President: July 2016-June 2019; Director: July 2016-present
Daniel Castagnoli	45	President and Director	Chief Financial Officer: July 2016-March 2019; Secretary: July 2016-June 2019; President: June 2019-present; Director: July 2016-present

Executive Officers

James Gernetzke	45	Chief Financial Officer and Secretary	March 2019-present
Sean Coonce	41	Vice President of Engineering	May 2020-present
Phil Haymes	41	Vice President of Product	November 2021-present
Rob Fassino	54	Chief Operating Officer	May 2021-January 2022
Sabrina Grissom	34	Chief People Officer	February 2021-present
John Staker	47	Head of Development Security Operations	May 2021-present
Meera Iyer	48	Senior Vice President of Marketing	November 2021-present
Zanmei Yam	30	Vice President of Community Support	August 2021-present
Sonja McIntosh	61	Vice President of Community Support	August 2019-May 2021

1 - All terms of office are indefinite.

Executive Officers
Jon Paul Richardson, 38, has served as our chief executive officer and as a member of our board of directors since co-founding Exodus with Daniel Castagnoli in 2016, and previously served as our president from July 2016 until July 2019. Mr. Richardson holds a B.S. in electrical engineering and computer engineering from the University of Nebraska – Lincoln.
Daniel Castagnoli, 45, has served as our president since July 2019 and as a member of our board of directors since co-founding Exodus with Jon Paul Richardson in 2016, and previously served as our chief financial officer and secretary from July 2016 to March 2019. Before joining Exodus, Mr. Castagnoli designed experiences for Apple, BMW, Disney and Louis Vuitton.
James Gernetzke, 45, has served as our chief financial officer since May 2019. Before joining Exodus, Mr. Gernetzke served as the chief financial officer of Banyan Medical Systems, Inc., a healthcare technology company, from February 2017 to May 2019. Prior to that, Mr. Gernetzke served as the director of finance at First Data Corporation from December 2015 to January 2017. Mr. Gernetzke is a registered CPA in the State of Illinois and holds a B.S. in accounting from Marquette University and an M.B.A. from Northwestern University Kellogg School of Management.

Sean Coonce, 41, has served as our vice president of engineering since May 2020. Before joining Exodus, Mr. Coonce served as the engineering manager of the Blockchain Team at BitGo from April 2018 to May 2020. Prior to that, Mr. Coonce served as the director of engineering, Web at Guidebook Inc. from July 2016 to August 2018. Mr. Coonce has a B.S. in information technology from San Diego State University.
Phil Haymes, 41, has been with Exodus since January 2021 and has served as our vice president of product since November 2021.  Before joining Exodus, Mr. Haymes served as vice present of product at Aerospace Technology Ventures from August 2018 to September 2020. Prior to that, Mr. Haymes worked in product leadership roles for companies such as Asda and Broadcast Music Inc.
Rob Fassino, 54, served as our chief operating officer from May 2021 and resigned effective January 31, 2022.  Before joining Exodus, Mr. Fassino consulted for companies including GameChanger (2020), served as the chief product officer of JOOR (2017-2019), and was a co-founder and chief product officer of XO Group Inc. (1996-2006; 2012-2015). Mr. Fassino also served as the chief strategy officer of the International Center of Photography (2015-2017) and vice president/general manager of United Media’s Interactive division (2007-2011).
Sabrina Grissom, 34, has served as chief people officer since February 2021.  Before joining Exodus, Ms. Grissom served as the head of people operations at eToro from 2019 to 2021. Prior to that she was the vice president of people at Noble Markets.
John Staker, 47, has served as head of development, security, and operations since May 2021 and previously served in support and development operation roles from September 2017. Before joining Exodus, Mr. Staker served as the senior information technology officer for shipboard and shipyard operations, within the maritime industry, for 10 years. Mr. Staker has a B.S. in information systems from Latrobe University.
Meera Iyer, 48, has served as senior vice president of marketing since November 2021. Before joining Exodus, Ms. Iyer consulted for companies in the Indian FinTech space in the capacity of chief marketing officer including (Eka Software), launched mobile payments for Shell globally as head of mobile payments (2013-2016), and held several roles in marketing & partnerships for American Express (2001-2011) with her last role as vice president, marketing & partnerships in the Corporate Services Business.  Ms Iyer has an M.B.A in general management with an emphasis on marketing from the University of Chicago Booth School of Business.
Zanmei Yam, 30, has served as vice president of customer success since August 2021, and previously served as our interim head of support from May 2021 to July 2021, as APAC regional support manager from November 2020 to May 2021, and as an Exodus community support engineer from July 2019 to October 2020. Before joining Exodus, Ms. Yam served as a blockchain research consultant for Collective Ventures from 2018 to 2019. Prior to that, Ms. Yam served as a specialist for client services at Rohei Learning & Consulting from 2016 to 2017. Ms. Yam has a B.BA in Marketing and Communications from the Queensland University of Technology.
Sonja McIntosh, 61, served as the vice president of community support from August 2019 to May 2021. Before joining Exodus, Ms. McIntosh served as the vice president of customer operations at Simple Finance from April 2018 to June 2019, where she was responsible for customer support and risk operations. Prior to that, Ms. McIntosh served as the vice president of operations at SoFi from April 2013 to July 2017.

Board of Directors
Jon Paul Richardson - See “— Executive Officers” for Mr. Richardson’s biographical information.
Daniel Castagnoli - See “—Executive Officers” for Mr. Castagnoli’s biographical information.

Family Relationships
There are no family relationships among any of the directors or executive officers.

Involvement in Certain Legal Proceedings
During the past five years, none of the directors or executive officers identified above have been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Board Composition and Risk Oversight
Our board of directors is currently composed of two members. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors shall be at fixed from time to time by resolution of the board of directors.

Limitation of Liability and Indemnification
Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the General Corporation Law of the State of Delaware (“DGCL”). In addition, our amended and restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

As permitted by the DGCL, we expect to enter into separate indemnification agreements with each of our directors, officers and certain other employees that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or employees. We also expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

Summary Compensation Table
The following table summarizes the compensation of the three highest paid persons who were our executive officers and directors during the year ended December 31, 2021:

Name	Principal Position	Year	Cash Compensation(1)	All Other Compensation(2)	Total Compensation

Jon Paul Richardson	Chief Executive Officer and Director	2021	$716,667	$5,551,535	$6,268,202
Daniel Castagnoli	President and Director	2021	$596,667	$1,249,996	$1,846,663
Sonja McIntosh	Vice President of Community Support	2021	$68,869	$990,520	$1,059,389

(1) Amounts represent the payment of base salary and cash incentive bonuses paid upon completion of pre-determined tasks.
(2) All other compensation includes sale of options or shares as pursuant to our Regulation A offering.  Cash compensation is paid to our named executive officers in Bitcoin, with the U.S. Dollar value of such Bitcoin determined by the prevailing U.S. Dollar/Bitcoin exchange rate on the date of payment.

Employment Arrangements with our Named Executive Officers
Jon Paul Richardson - Mr. Richardson does not have an employment letter agreement. Mr. Richardson’s current annual base salary is $425,000 per year.

Daniel Castagnoli - Mr. Castagnoli does not have an employment letter agreement. Mr. Castagnoli’s current annual base salary is $350,000 per year.

James Gernetzke - We entered into an employment letter agreement with Mr. Gernetzke in March 2019. Mr. Gernetzke’s employment letter arrangement has no specific term and provides that Mr. Gernetzke is an at-will employee. Mr. Gernetzke’s current annual base salary is $300,000 per year.

Employee Benefit and Stock Plans
Options and Equity Grants
Our named executive officers are eligible to receive awards under our 2019 Equity Incentive Plan (the “2019 Plan”) and the 2021 Equity Incentive Plan (“2021 Plan”). Our board of directors adopted, and our stockholders approved, the 2019 Plan in September 2019 and 2021 Plan in August 2021. The plans became effective as of its approval by our board of directors. The plans permit the grant non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Subject to the adjustment provisions of the plans described below, a total of 3,000,000 shares (prior to the 2021 Employee Equity Redemption Plan) of our Class B common stock and 2,780,000 shares of our Class A common stock are reserved for issuance pursuant to the 2019 Plan and 2021 Plan, respectively. Any shares of common stock subject to an award under the plans which for any reason expires, terminates or otherwise settles without the issuance of any common stock will not reduce (or otherwise offset) the number of shares of common stock that may be available for issuance under the plans. If shares issued pursuant to a stock award are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required to vest such shares in the participant, such shares will become available for future grant under the plans. Any shares that are reacquired by us to pay withholding taxes or as consideration for the exercise or purchase price of an award will again become available for issuance under the plans.

Our board of directors administers the plans. The interpretation and construction by the board of directors of any term or provision of the plans or of any stock option or other award granted under it are conclusive and binding. The board of directors may from time to time adopt rules and regulations for carrying out the plan and, subject to the provisions of the plan, may prescribe the form of agreements evidencing any award granted under the plans. Subject to the provisions of the plans, the board of directors has broad authority to administer and interpret the plans, including the authority to: determine which employees, directors or consultants are eligible to receive awards under the plans; determine amounts, vesting schedules, acceleration events and termination events for awards; establish conditions and restrictions regarding the retention or exercise of stock option, restricted stock and other awards; determine the fair market value applicable to awards; and make all other determinations necessary to administer the plans.

We may grant stock options, stock appreciation rights, restricted stock and other stock-based awards under the plans.

The exercise price of options granted under the plans must generally at least be equal to the fair market value of our common stock on the date of grant and the term of an incentive stock option may not exceed 10 years. The board of directors will determine the time or times when an option is exercisable during the term of the option. The option may become exercisable in installments, and the exercisability of the option may be accelerated in certain circumstances. The methods of payment of the exercise price of an option may include cash, check, bank draft or money order payable to us in a currency, including virtual currency, deemed acceptable by the board of directors. The board of directors may permit option holders to pay the exercise price through a “net exercise” arrangement by having shares “withheld” from an option exercise. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of the plans, the administrator determines the other terms of options.

Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Under the plans, holders of stock appreciation rights may exercise the stock appreciation right and receive a payment in cash, in shares of our common stock or in any combination of cash and stock.

A grant of restricted stock involves an agreement that gives the holder the opportunity to receive and retain a certain number of shares of common stock from us, provided that certain conditions are satisfied. When the conditions of the agreement are satisfied, the stock becomes fully vested. The restrictions on any restricted stock awards granted will be determined by the board of directors.

Other stock-based awards may be granted under the plans that are based in whole or in part by reference to, or otherwise based on, the fair market value of the our common-stock on such terms as the board of directors may determine. Such awards may include restricted stock units, which may be settled in cash, stock or otherwise.

Unless the board of directors provides otherwise, the plans generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

The board of directors may make adjustments to the number of shares available for awards under the plans and the terms of such awards if we undergo a stock split, stock dividend, recapitalization, reorganization, dissolution, liquidation, consolidation, combination, merger or other similar corporate transaction.

The board of directors will have the sole right to alter, amend, suspend or terminate the plans provided such action will not materially impair the existing rights of any participant. The 2019 Plan and 2021 Plan will automatically terminate in 2029 and 2031, respectively, unless we terminate it sooner.

Director Compensation
As of the date of this annual report on Form 1-K, our board of directors is comprised entirely of members of our management team, and as a result none of our directors receive separate compensation for their service on the board of directors.

Outstanding Equity Awards
The following table presents information concerning equity awards held by our directors and named executive officers as of December 31, 2021:

Name	Option Awards
	Vesting Commencement Date	Number of Shares of Class B Common Stock Underlying Unexercised Options (#) Exercisable		Number of Shares of Class B Common Stock Underlying Unexercised Options (#) Unexercisable	Option Exercise Prices ($)	Option Expiration Date
James Gernetzke	3/21/2019	98,000	(1)	50,000	2.39	9/29/2029
James Gernetzke	3/21/2019	1,375	(1)	625	2.39	10/20/2029

(1) One-fourth of the shares subject to the option vest on the one-year anniversary of the vesting commencement date, with the 1/48th of the total number of shares vesting monthly thereafter, subject to continued service through each such vesting date.

ITEM 4.	Security Ownership of Management and Others in Certain Transactions

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2021, for:
•	all executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of our common stock or who is a selling stockholder; and
•	any other securityholder who beneficially owns more than 10% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our common stock. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and13(g) of the Securities Act.

The percentage of beneficial ownership is based on 2,730,384 shares of Class A common stock and 22,510,184 shares of Class B common stock outstanding.

Name and Address of Beneficial Owner (1)	Class A Common Stock		Class B Common Stock		Total Voting Power % (2)
	Shares	% of Ownership	Shares	% of Ownership

Executive Officers and Directors
Jon Paul Richardson	-	-	9,297,537	42.0%	40.8%
Daniel Castagnoli	-	-	9,454,413	41.3%	41.5%
10% or more Stockholders
Alameda Research Ventures LLC	1,823,486	66.7%	-	-	0.8%
AIC Capital LLC	364,698	13.3%	-	-	0.2%

(1) The address of each beneficial owner listed in the table is c/o Exodus Movement, Inc. 15418 Weir St., #333, Omaha, NE 68137
(2) Percentage total voting power represents voting power with respect to all outstanding shares of our Class A common stock and Class B common stock, voting as a single class. Each holder of Class A common stock is entitled to one per share of Class A common stock and each holder of Class B common stock is entitled to ten votes per share of Class B common stock. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our amended and restated certificate of incorporation. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

ITEM 5.	Interest of Management and Others in Certain Transactions

There were no transactions during the last two completed fiscal years and the current fiscal year where we were or will be a party in which the amount involved exceeded the lesser of (i) $120,000 and (ii) 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any director, officer, promoter or beneficial holder of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 3. Directors and Officers, “Summary Compensation Table.”

Related Party Transactions
For the year ended December 31, 2021, related party transactions included:

tZERO is a platform on which investors can buy and sell tokenized shares of the Company's Class A common stock:
•
$0.3 million of revenue settled in tZERO Preferred Shares and $0.1 million of unrealized loss on investments recorded on the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2021.

•	$0.1 million of other investments on the consolidated balance sheet as of December 31, 2021.

Magic Eden is an NFT marketplace utilized by the Company:
•	$0.4 million of other investments recorded on the consolidated balance sheet.
•	Two of the executives hold, in total, approximately $0.1 million of investment in Magic Eden.

ITEM 6.	Other Information

Controls and Procedures
Changes in Internal Control over Financial Reporting
We rely extensively on information systems to manage our business and summarize and report operating results. In 2021, we began an implementation of a new Enterprise Resource Planning system (“ERP”), which will replace much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management and provide timely information to our management team. The implementation occurred in phases over the past year and into the beginning of 2022. There have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, as the phased implementation of the new ERP system concludes, we will change our processes and procedures, which in turn, could result in changes to our internal control over financial reporting. As such changes occur, we will evaluate quarterly whether such changes materially affect our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control Over Financial Reporting
The Company has identified a material weakness in its internal control over financial reporting specific to its accounting for previously issued derivative instruments.  The Company currently has no derivative instruments and has no plans to issue derivative instruments in the future.  In the unexpected event that the Company enters into or issues derivative instruments, it will engage outside experts to consult on such complex, non-routine derivative transactions.

Restatement of Unaudited Interim Financial Statements
The Company intends to restate its previously reported unaudited interim financial statements included in the Semi-Annual Report on Form 1-SA for the period ended June 30, 2021 filed with the Securities and Exchange Commission on August 18, 2021. The restated financial statements will record a loss on extinguishment of SAFE notes, which was omitted in the previously reported unaudited interim financial statements. Although these changes are non-cash items and do not change the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as filed financial statements for the relevant period, and as a result, the restatement of its unaudited interim financial statements and an amendment to its Semi-Annual Report on Form 1-SA is required.

Item 7.	Financial Statements

Report of Independent Registered Public Accounting Firm

To the board of directors and stockholders of Exodus Movement, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Exodus Movement, Inc. (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.    The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Uncertainties Related to Cryptocurrency Assets (also referred to as “Digital Currencies”)

As disclosed in Note 4 to the consolidated financial statements, the Company held digital currencies with a carrying value of approximately $87.4 million and $8.9 million, representing approximately 77% and 43% of total assets as of December 31, 2021 and 2020, respectively.   Included in these amounts is $45.4 million and $1.2 million held in stable coins in non-custodial wallets as of December 31, 2021 and 2020, respectively.   In addition, the Company’s customers utilize the Company’s un-hosted and non-custodial cryptocurrency software wallets to hold their personal digital assets. Significant information and risks related to such currencies includes, but is not necessarily limited to the following:

Digital Currencies Have Risks of Ownership

As of the date of these consolidated financial statements, the regulatory landscape continues to evolve and while cryptocurrencies have public keys (e.g. account numbers) of virtual wallets the holding of cryptocurrencies reside on distributed networks and can be viewed publicly, the ownership of the wallets are not registered and therefore, anonymous. Ownership in the currencies residing in any wallet are evidenced only by demonstrating knowledge of both the public key of the virtual wallet holding the currencies and the underlying private key (e.g. passcode) of the cryptocurrencies residing within the virtual wallet. Knowledge of both these keys is required in order to demonstrate possession of the cryptocurrencies and therefore, ownership.  Accordingly, prior to investing, investors who are directly or indirectly invested in such currencies should carefully evaluate and understand all relevant internal controls put in place by companies holding such assets on their behalf to understand how their investments are being protected and how inappropriate transfers of such assets are prevented.

Risks Related to Maintaining Private Key Security

Digital currency assets require the execution of the aforementioned confidential encrypted private key in order to initiate a transfer of the asset to another party.  If the private key were to become lost, the Company would not be able to access the digital currency assets, thereby deeming the asset worthless to the Company.  In addition, if another party were to gain access to the private key, along with the public key of the wallet holding the digital currencies, the other party could demonstrate ownership of the digital currencies and could either execute a transfer of the cryptocurrency asset or inappropriately utilize the digital currency assets as collateral for unauthorized financing.

Risks Related to Current and Continued Market Acceptance

Cryptocurrency assets are virtual currencies that have recently become significant in the marketplace and utilize blockchain technology in order to account for the transfer of such assets.  These virtual assets have significant market volatility, which can significantly vary in a short period of time and can potentially vary between various pricing sources.  These virtual assets are highly speculative in nature, and have potentially significant risks of ownership, which include, but are not necessarily limited to risks identified herein.

Regulatory Oversight and Considerations

As of the date of these financial statements, the U.S. Securities and Exchange Commission has expressed concerns regarding the adequacy and accuracy of marketplace information of cryptocurrency assets, which could impact individual state blue sky laws, potentially impacting the exchange of such assets for more widely accepted currencies, such as the US Dollar.  In the event that regulations were implemented to address these concerns, such regulations could potentially have a significant adverse effect on the realization of these digital currency assets.

Risks Associated With a Cryptocurrency Majority Control

Since cryptocurrencies are virtual and transactions in such currencies reside on distributed networks, governance of the underlying distributed network could be adversely altered should any individual or group obtain 51% control of the distributed network. Such control could have a significant adverse effect on either the ownership or value of the cryptocurrency.

Financial Reporting Risks Related to Digital Currency Valuation

As of the date of these consolidated financial statements, there is currently no specific authoritative accounting literature under accounting principles generally accepted in the United States of America (U.S. GAAP) which addresses the accounting for digital assets, including digital currencies. Certain non-authoritative sources have concluded that digital currencies should be accounted for as intangible assets, where the digital currency asset should be recorded at the lower of its original cost or fair value, whereby any recorded write-downs could not be recovered in the future. The Company’s management has concluded that its digital currency assets should be valued at cost and reduced for any identified impairment charges, which is consistent with current practices. In the event that specific authoritative accounting guidance were to be issued after the release of these consolidated financial statements and such guidance was inconsistent with management’s current accounting for its digital assets and a restatement would be determined to be required, any resulting restatement could have a significant impact on the Company’s financial position, results of operations, and cash flows. The timing of any such authoritative guidance, if issued at all, is not determinable as of the date of these financial statements.

Risks Related to Transaction Authentication

As of the date of these consolidated financial statements, the transfer of digital currency assets from one party to another currently typically relies on an authentication process by an outside party known as a miner (or another authenticating party).  In exchange for compensation, the miner will authenticate the transfer of the currency through the solving of a complex algorithm known as a proof of work, or will vouch for the transfer through other means, such as a proof of stake.  Effective transfers of and therefore realization of cryptocurrency is dependent on interactions from these miners. In the event that there were a shortage of miners to perform this function, that shortage could have an adverse effect on either the fair value or realization of the cryptocurrency assets.

As discussed herein, holdings in digital currency assets are subject to current, emerging and potentially significant risks, including, but not necessarily limited to legal, regulatory, market valuation and proof of ownership risks.  These risks are described in greater detail in Note 1 to the consolidated financial statements.  Users of financial statements for entities that are associated with or hold cryptocurrency assets should carefully understand, consider and evaluate these and other risks related to cryptocurrency assets, when making investing decisions in such entities.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

New York, NY

March 4, 2022

PCAOB Number 100

Exodus Movement, Inc. and Subsidiary
Consolidated Balance Sheets
(In Thousands, except share amounts)

ASSETS	December 31, 2021	December 31, 2020
CURRENT ASSETS
Cash and cash equivalents	$5,375	$1,423
U.S. dollar coin	45,291	1,189
Tether	77	-
Accounts receivable	2,684	2,753
Prepaid expenses	7,034	3,894
Other current assets	3,274	3
Total current assets	63,735	9,262

OTHER ASSETS
Fixed assets, net	609	390
Digital assets, net	42,033	7,668
Software assets, net	3,977	2,248
Deferred offering costs	-	1,183
Indefinite-lived asset	2,045	-
Other investments	632	-
Total other assets	49,296	11,489

TOTAL ASSETS	$113,031	$20,751

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,988	$443
Payroll liabilities	1,996	679
Consulting liabilities	17	-
Income taxes payable	571	338
Deferred revenue	-	77
Total current liabilities	4,572	1,537

LONG-TERM LIABILITIES
SAFE notes	-	538
Deferred tax liability	226	853
Total long-term liabilities	226	1,391
Total liabilities	4,798	2,928

STOCKHOLDERS’ EQUITY

Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized, 2,730,384 issued and outstanding as of December 31, 2021 No shares issued or outstanding as of December 31, 2020	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized, 22,510,184 issued and outstanding as of December 31, 2021 20,011,830 issued and outstanding as of December 31, 2020	-	-

ADDITIONAL PAID IN CAPITAL	111,705	2,621

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	(511)	248

RETAINED (DEFICIT) EARNINGS	(2,961)	14,954
Total stockholders’ equity	108,233	17,823

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$113,031	$20,751

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive (Loss) Income
(In Thousands, except per share amounts)

	Year Ended December 31, 2021	Year Ended December 31, 2020

OPERATING REVENUES	$95,849	$21,251

COST OF REVENUES
Software development	8,051	3,465
Customer support	6,262	1,824
Security and wallet operations	6,724	3,517
Total cost of revenues	21,037	8,806

GROSS PROFIT	74,812	12,445

OPERATING EXPENSES
General and administrative	12,038	3,802
Advertising and marketing	9,897	1,081
Depreciation and amortization	1,762	736
Impairment of digital assets	23,368	2,430
Total operating expenses	47,065	8,049

Income from operations	27,747	4,396

OTHER INCOME (EXPENSE)
Gain on sale or transfer of digital assets	20,767	5,017
Unrealized loss on investments	(150)	-
Loss on extinguishment of SAFE notes	(61,037)	-
Interest expense	-	(6)
Interest income	725	80
Total other (expense) income	(39,695)	5,091

(Loss) income before income taxes	(11,948)	9,487

INCOME TAX EXPENSE	(5,967)	(1,310)

NET (LOSS) INCOME	$(17,915)	$8,177

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment (expense) income	(759)	248

COMPREHENSIVE (LOSS) INCOME	$(18,674)	$8,425

Basic net (loss) income per share
Basic net (loss) income per share of common stock	$(0.75)	$0.41
Diluted net (loss) income per share of common stock	$(0.75)	$0.36
Weighted average shares and share equivalents outstanding
Basic	24,021	20,012
Diluted	24,021	22,749

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
(In Thousands)

	Class A Shares	Class B Shares	Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Stockholders' Equity

BALANCES as of January 1, 2020	-	20,000	$1,308	$-	$6,777	$8,085

Stock based compensation	-	-	1,297	-	-	1,297

Exercised options	-	12	16	-	-	16

Foreign currency translation adjustment	-	-	-	248	-	248

Net income	-	-	-	-	8,177	8,177

BALANCES as of December 31, 2020	-	20,012	$2,621	$248	$14,954	$17,823

Stock based compensation	-	-	653	-	-	653

Exercised options	-	412	926	-	-	926

Options redeemed and cancelled	-	-	(3,000)	-	-	(3,000)

Shares converted to Class A Common Stock by selling stockholders for Regulation A offering	818	(818)	-	-	-	-

Shares repurchased and cancelled	(3)	-	(71)	-	-	(71)

Issuance of Class A Common Stock shares for Regulation A offering, net of deferred offering costs	1,915	-	49,001	-	-	49,001

SAFE conversion	-	2,904	61,575	-	-	61,575

Foreign currency translation adjustment	-	-	-	(759)	-	(759)

Net loss	-	-	-	-	(17,915)	(17,915)

BALANCES as of December 31, 2021	2,730	22,510	$111,705	$(511)	$(2,961)	$108,233

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Cash Flow
(In Thousands)

	Year Ended December 31, 2021	Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(17,915)	$8,177
Adjustments to reconcile net (loss) income to
Net cash provided by (used in) operating activities
Depreciation and amortization	1,762	736
Deferred tax (benefit) expense	(627)	905
Impairment of digital assets	23,368	2,430
Gain on sale or transfer of digital assets	(20,767)	(5,017)
Non-cash revenue - related party	(302)	-
Stock based compensation	535	917
Unrealized loss on investments	150	-
Loss on extinguishment of SAFE notes	61,037	-
Non-cash activities settled in cryptocurrency (1)	(33,914)	(6,352)
Change in assets and liabilities:
Prepaid expenses	(3,139)	(2,761)
Other current assets	(3,271)	100
Accounts payable	1,545	352
Consulting liabilities	17	-
Income tax payable	233	338
Net cash provided by (used in) operating activities	8,712	(175)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(461)	(141)
Purchase of investments	(100)	-
Purchases of indefinite-lived assets	(2,045)	-
Net cash used in investing activities	(2,606)	(141)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(2,316)	(1,183)
Payment of shares repurchased and cancelled	(71)	-
Payments on note payable	-	(219)
Exercise of stock options	233	16
Net cash used in financing activities	(2,154)	(1,386)

Change in cash and cash equivalents	3,952	(1,702)

Cash and cash equivalents
Beginning of period	1,423	3,125
End of period	$5,375	$1,423

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash proceeds from sale of stock - USDC	$64,329	$-
Non-cash proceeds from sale of stock - digital assets	$10,627	$-
Non-cash redemption of options - USDC	$(3,000)	$-
Non-cash sale of stock pursuant to Reg A and converted to Class A Common Stock and sold - digital assets	$(22,456)	$-
Non-cash stock options exercised - digital assets	$693	$-
Non-cash other investments - USDC	$(400)	$-
Non-cash capitalized software costs settled in digital assets (including stock based compensation of $118 and $380, respectively)	$(3,248)	$(1,902)
Conversion of SAFE Notes	$61,575	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$(7)
Cash paid for income taxes	$(6,452)	$-

(1) Cyrptocurrency includes USDC, Tether, and digital assets (See Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Exodus Movement, Inc. and Subsidiary

As of December 31, 2021 and 2020
and for the Years Ended December 31, 2021 and 2020
(In Thousands)

1.  Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc. and Subsidiary (“Exodus” or “the Company” or “we”) is a technology company incorporated in Delaware in July 2016 that has developed the Exodus Platform, an unhosted and non-custodial cryptocurrency software wallet for multiple types of cryptocurrency. We have created a non-custodial cryptocurrency wallet (meaning we never have any access to wallet holders’ crypto assets) and partnered with third parties to provide various services that utilize our wallet through our crypto platform. Exodus earns revenue from providers of these services, which include crypto to crypto exchanges, and the ability to earn rewards on crypto assets, with more to come in the future. We operate in the blockchain and crypto asset industry and our customers range from people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.io website, the iOS app store, and the Google Play store.

Basis of Presentation and Principles for Consolidation
The accompanying consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments necessary in order to make the consolidated financial statements not misleading have been included.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. We consolidate a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. We have no VIEs for any of the periods presented. In March 2020, we incorporated a wholly owned subsidiary, Proper Trust AG (“Proper Trust”), based in Zug, Switzerland.

Use of Estimates
The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. The most significant estimates are loss on extinguishment of SAFE notes, fair value of digital currency, and stock-based compensation. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, including uncertainty in the current economic environment due to COVID-19. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the consolidated balance sheets as of the year ended December 31, 2020, to identify the U.S. Dollar Coin, a digital stablecoin (“USDC”), separate from cash and cash equivalents. This change in classification impacts and cash balances on the consolidated statements of cash flows. An adjustment has also been made to the statement of cash flows as of the year ended December 31, 2020, to identify the non-cash revenue and expenses settled in digital assets, USDC, and Tether.  This change in classification impacts operating activities and investing activities on the consolidated statements of cash flows.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiary are translated into U.S Dollars at exchange rates in effect at the consolidated balance sheet date.  Income and expense items are translated at the average exchange rates prevailing during the period.  The effects of these translation adjustments are presented in the consolidated statements of stockholders’ equity and in the consolidated statements of operations and comprehensive income (loss).

Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less in which the Company is exposed to market and credit risk. The Company maintains its cash in deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.  In addition, the Company holds cash at licensed crypto currency exchanges. There was no balance of cash at licensed crypto currency exchanges as of December 31, 2021. The balances of cash at licensed crypto currency exchanges as of December 31, 2020 was less than 10% of cash and cash equivalents.

U.S. Dollar Coin and Tether
USDC and Tether are stablecoin digital assets that are backed by U.S. dollars or other liquid assets and are accounted for as financial instruments.  USDC and Tether can both be redeemed for one U.S. Dollar on demand from the issuer.  The Company held $0.1 million of Tether as of December 31, 2021. The Company held $45.4 million and $1.2 million of USDC as of December 31, 2021 and 2020, respectively. The Company's USDC holdings increased significantly in 2021 as a result of the Regulation A Offering which was conducted entirely through digital assets and USDC.  No fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded  on the supplemental disclosure of cash flow information of non-cash investing and financing activities.

Accounts Receivable
We record accounts receivable at the invoiced amount. We do not maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables, as we have no history of past due payments or disputes with our current customers. Accounts receivable was $2.7 million and $2.8 million as of December 31, 2021 and 2020, respectively.

The term between invoicing and when payment is due is not significant.

Concentration of Credit Risk
The Company has two types of financial statement instruments subject to credit risk.  The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000.  The Company’s receivables also subject the Company to credit risk.

Adoption of Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (ASU 2020-06), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU will require the measurement of all expected credit losses for financial assets, including account receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance is effective for annual reporting periods beginning after December 15, 2022, and interim periods within those fiscal years. The Company early adopted ASU 2016-13 as of January 1, 2020. The adoption of this update did not have a material impact on our consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform, to amend the scope of the guidance in ASU 2020-04 on facilitation of the effects of reference rate reform on financial reporting. Specifically, the amendments in ASU 2021-01 clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition.  The guidance is effective upon issuance and will apply through December 31, 2022. The adoption of this update did not have a material impact on our consolidated financial statements.

In  May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify an issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. Specifically, the ASU provides a principles-based framework to determine whether an issuer should recognize the modification or exchange as an adjustment to equity or an expense. The guidance is effective for annual reporting periods beginning after December 15, 2021, and interim periods within those fiscal years. The Company does not anticipate the adoption of this guidance to have a material impact on our consolidated financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles.

Intangible Assets

Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment daily when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Software Development Costs
The Company applies Accounting Standards Codification (“ASC”) 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, we have not capitalized any costs under ASC 985-20.

The Company applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no access to source code, and it is infeasible for the user to operate the software themselves. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

The Company accounts for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalize internally developed website costs when the website under development has reached technological feasibility. We amortize these costs over an estimated life of three years.

Indefinite-Lived Asset
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite-lived asset. ASC 350-30 requires that the cost included in the purchase of indefinite-lived assets, such as our domain name and social media handles, should be recorded on the consolidated balance sheets.  The indefinite-lived assets do not have a definite life, therefore no amortization will be recognized on these assets. The Company will perform an annual impairment review of fair market value of the indefinite-lived assets.

Non-Cash Activities Settled In Cryptocurrency
For the years ended December 31, 2021 and 2020, the Company had the following non-cash activities settled in cryptocurrency on the statement of cash flows:

	December 31, 2021	December 31, 2020

Accounts receivable	$89	$(2,340)
Cryptocurrency, revenue	(95,547)	(21,251)
Cryptocurrency, expenses	61,063	16,936
Payroll liabilities	1,317	(22)
Deferred revenue	(77)	77
Currency translation related to digital assets	(759)	248
Non-cash activities settled in cryptocurrency	$(33,914)	$(6,352)

Fair Value Measurements
Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

Prices may fall within Level 1, 2 or 3 depending upon the methodology and inputs used to estimate fair value for each specific security. In general, securities are priced using third party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using a methodology and inputs that market participants presumably would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted.

Control procedures are performed over information obtained from pricing services and brokers to ensure prices received represent a reasonable estimate of fair value and to confirm representations regarding whether inputs are observable or unobservable. Procedures may include: (i) the review of pricing service methodologies or broker pricing qualifications, (ii) back-testing, where past fair value estimates are compared to actual transactions executed in the market on similar dates, (iii) exception reporting, where period-over-period changes in price are reviewed and challenged with the pricing service or broker based on exception criteria and (iv) detailed analysis, where an independent analysis of the inputs and assumptions used to price individual securities is performed.

Our financial assets and liabilities are summarized below as of December 31, 2021 and December 31, 2020, with fair values shown according to the fair value hierarchy (in thousands):
	Carrying Value	Fair Value	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
December 31, 2021
tZERO investment	$132	$132	$132	$-	$-
Security Token Group investment	100	(A)	-	-	-
Magic Eden investment	400	(A)	-	-	-
	$632

December 31, 2020
SAFE notes	$(538)	$(538)	$-	$-	$(538)

(A)	These investments are recorded at cost.

Reconciliations of assets and liabilities measured and carried at fair value on a recurring basis with the use of significant unobservable inputs (Level 3) for the years ending December 31, 2021 and 2020 (in thousands):

Balance at January 1, 2020	$(538)

Balance at December 31, 2020	(538)
Loss included in earnings	(61,037)
Transfers out of Level 3	61,575
Balance at December 31, 2021	$-

Revenue Recognition
The Company applies the provisions of ASC 606, Revenue from Contracts with Customers to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

The Company recognizes various charges to application programming interface (“API”) providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking. The Company allows the providers to provide software services, which permit a user of our unhosted and non-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

The following table presents our operating revenues disaggregated by geography, based on the addresses of our customers (in thousands):

	Years Ended December 31,
	2021		2020
United States	$915	1.0%	$577	2.7%
EMEA(1)	2,910	3.0	1,073	5.0
APAC(1)	81,207	84.7	19,350	91.1
Other Americas(1)	10,817	11.3	251	1.2
Operating revenues	$95,849	100.0%	$21,251	100.0%

(1) Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas)

The following table presents our operating revenues disaggregated by product (in thousands):

	Years Ended December 31,
	2021		2020
Exchange aggregation	$93,476	97.6%	$20,456	96.3%
Consulting	285	0.3	673	3.2
Fiat on-boarding	610	0.6	77	0.4
Staking	1,056	1.1	20	-
Gaming	4	-	4	-
Other(1)	418	0.4	21	0.1
Operating revenues	$95,849	100.0%	$21,251	100.0%

(1) Includes $0.3 million of related party revenues, see Note 11

Operating revenues from major API providers exceeding 10% of the total operating revenues for the years ended December 31, 2021 and 2020 were as follows:

	Years Ended December 31,
	2021	2020

Number of major API providers	2	3
Percentage of operating revenues	76.2%	86.4%
Amount of revenues (in thousands)	$72,755	$18,360

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.

For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company concluded that the contracts do not contain any significant financing components, as either much of the transaction consideration is variable, and is not substantially within the control of the Company or its customers, or the period between receipt of the funds and the satisfaction of performance obligations is largely within one year.

Cost of Revenues
Software Development
Software development costs consist primarily of related salaries and related costs, fees paid to consultants and outside service providers. Most costs are expensed as incurred except for costs associated with internal use software.

Customer Support
Customer support includes related salaries and costs, fees paid to consultants and outside service providers, and software or applications used for customer support. Customer support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software

Operating Expenses
General and Administrative
General and administrative expenses consist of administrative, legal, information technology, investor relations, and financial operations. They include hiring and associated compensation fees, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and Marketing
Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences, related salaries, and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.  Stock-based compensation is recorded in cost of revenues and selling, general, and administrative to align this benefit with employee salary expense on the consolidated statements of operations and comprehensive (loss) income.

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the years ended December 31, 2021 or 2020.

Earnings per Share
The Company uses the if converted method to calculate earnings per share.  Basic net (loss) income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period.

Diluted net (loss) income per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share. All outstanding dilutive securities have been excluded from the computation of diluted net loss per share as they are anti-dilutive.

The following table set forth the computation of basic and diluted net (loss) income per share of common stock (in thousands, except per share amounts):

	Years Ended December 31,
	2021	2020
Basic net (loss) income per share:
Numerator
Allocation of undistributed earnings	$(17,915)	$8,177
Denominator
Weighted-average number of shares used in per share computation	24,021	20,012
Basic net (loss) income per share	$(0.75)	$0.41
Diluted net (loss) income per share:
Numerator
Allocation of undistributed earnings	$(17,915)	$8,177
Denominator
Weighted-average number of shares used in basic computation	24,021	20,012
Weighted-average effect of dilutive securities stock options	-	2,737
Number of shares used in per share computation	24,021	22,749
Diluted net (loss) income per share	$(0.75)	$0.36

Risks and Uncertainties Associated with Digital Assets

Private Key Security
We currently hold significant amounts of bitcoin, USDC, and other digital assets, and security breaches, computer malware, and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell our cryptocurrency holdings.

Although we take significant steps to secure these private keys to help better ensure they are not destroyed or stolen, we—like any other holder of cryptocurrency—cannot guarantee that the loss, destruction, or theft of these private keys is not possible. In the event that we lose one or more of our private keys, one or more of those private keys are somehow destroyed, or one or more of our private keys are somehow stolen or disclosed to another party, we could lose access to our cryptocurrency holdings, or our cryptocurrency holdings could be stolen.

The majority of our cryptocurrency holdings are held in non-custodial wallets with a multi-signature private key set up. Any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of Exodus. A single executive officer or director is unable, on his or her own, to transfer any of our cryptocurrency from these wallets.

From time to time, we may use custodial services for exchanging or investing certain assets. Procedures for these services are similar to that of traditional banks. When available, we utilize enhanced security measures such as Whitelisting approved receiving addresses.

Market Volatility
The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our results of operations. The prices of cryptocurrencies, such as bitcoin, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of digital assets, our financial position, results of operations, and cash flows could be materially and adversely affected.

Digital Assets are Currently Unregulated
As of the date of these consolidated financial statements, digital assets are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, and cryptocurrency exchanges, and new international, federal, state and local regulations or policies may materially adversely affect Exodus and the value of the Exodus Platform.

Cryptocurrency networks and blockchain technologies also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China, and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect Exodus. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to Exodus, our results of operations, and adoption and value of the Exodus Platform.

Value of Crypto Assets
In December 2019, and subsequently updated in May 2021, Association of International Certified Public Accountants (‘‘AICPA’’) produced a nonauthoritative practice aid titled, ‘‘Accounting for and auditing of digital assets.’’ The practice aid discusses initial classification, ongoing valuation and measurement, as well as sales of digital assets.

We have determined that crypto assets, other than stabelcoin crypto assets which are accounted for as a financial instrument, should be classified as intangible assets with indefinite useful lives; as such, they are recorded at their respective fair values as of the acquisition date. We do not amortize intangible assets with indefinite useful lives. We review intangible assets with indefinite useful lives daily for possible impairment. We recognize impairment on these assets caused by decreases in market value based upon quoted prices for identical instruments in active markets. In addition, indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the indefinite-lived intangible assets below their carrying values.

2.  Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows a breakout of these prepaid expenses for the periods presented (in thousands):

	December 31, 2021	December 31, 2020

Prepaid cloud services	$5,788	$1,634
Marketing expenses	418	1,221
Accounting, consulting, and legal services	404	663
Prepaid software	228	347
Other	196	29
Prepaid expenses	$7,034	$3,894

3.  Other Current Assets

Other current assets consisted of the following (in thousands):

	December 31, 2021	December 31, 2020

Note receivable and interest received	$2,991	$-
Other	283	3
Other current assets	$3,274	$3

In March 2021 and June 2021, the Company entered into note receivable agreements and has earned interest of $0.1 million for the year ended December 31, 2021. The note receivable is due on demand, earns 5.5% and 11% interest, and the original note was funded in cryptocurrency.

4.  Intangible Assets

Indefinite-Lived Asset
The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9 million. The Company purchased the Exodus Instagram handle during the third quarter of 2021 for $0.1 million.  The Company considers the domain name and Instagram handle to be indefinite-lived assets so no amortization will be recognized. An annual review will be performed to ensure no impairment is needed.

Digital Assets
The Company uses bitcoin and other cryptocurrencies in the ordinary course of its business and includes them as digital assets on the consolidated balance sheets. Digital assets increased in 2021 as a result of the Regulation A Offering which was conducted entirely through digital assets and USDC.  No fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded  on the supplemental disclosure of non-cash investing and financing activities.

The Company considers these digital assets to be intangible assets and records them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on cryptocurrency transactions are calculated as the difference between the value.

During the years ended December 31, 2021 and 2020, impairment charges of $23.4 million and $2.4 million were recorded in our consolidated statements of operations and comprehensive (loss) income, respectively. During the years ended December 31, 2021 and 2020, realized gains of $20.8 million and $5.0 million were recorded in our consolidated statements of operations and comprehensive (loss) income, respectively.

The table below outlines the value of our digital assets based on publicly available rates as well as the book value:

	December 31, 2021			December 31, 2020
	Units	Book value	Market value (1)	Units	Book value	Market value (1)
Bitcoin (BTC)	1,322	$33,253	$61,218	694	$7,159	$20,141
Ethereum (ETH)	2,537	3,757	9,342	1,613	498	1,190
Algorand (ALGO)	3,859,574	5,023	6,407	-	-	-
Other digital assets	-	-	-	21,688	11	15
Digital assets, net		$42,033	$76,967		$7,668	$21,346

(1) Market rate represents a determination of fair market value derived from publicly available information.

5.  Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	December 31, 2021	December 31, 2020

Computer equipment	$756	$294
Vehicles	255	255
Furniture and fixtures	18	18
Fixed assets, gross	1,029	567
Less: accumulated depreciation	(420)	(177)
Fixed assets, net	$609	$390

Depreciation expense was $0.2 million and  $0.1 million for of the years ended December 31, 2021 and 2020, respectively.

6.  Software Assets, Net

Software assets, net, consisted of the following (in thousands):

	December 31, 2021	December 31, 2020

Internal use software	$6,152	$2,904
Website	53	53
Software assets, gross	6,205	2,957
Less: accumulated amortization	(2,228)	(709)
Software assets, net	$3,977	$2,248

Amortization expense was approximately $1.5 million and $0.6 million for the years ended December 31, 2021 and 2020, respectively.

The following summarizes the future amortization expense (in thousands):

12 Months Ending December 31,
2022	$1,467
2023	1,404
2024	1,106
$3,977

7.  Simple Agreement for Future Equity

In 2016 and 2017, the Company issued Simple Agreements for Future Equity (“SAFEs”) in exchange for $0.5 million. The SAFE’s are liability classified on the Company’s consolidated balance sheet and are subject to recurring fair value measurement.  In the event of an equity financing the holders will automatically receive the class of preferred stock sold in the equity financing.  The conversion price per share will be the lesser of the following: a) price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s capitalization (as defined in the SAFE Agreement) and b) the price per share of preferred stock sold in the equity financing multiplied by the discount rate (ranging from 20-80%). Alternatively, if there is a change in control event or initial public offering subject to the Securities Act of 1933, the holder may elect to receive cash equal to their initial investment or receive common stock at a price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s liquidity capitalization (as defined in the SAFE Agreement).  The SAFE’s had no interest rate or maturity date, and the SAFE’s provided no voting rights.

Prior to their conversion, the Company valued the SAFE’s using their probability weighted expected settlement amount.

In February 2021, the Company entered into Conversion Agreements with the holders of the SAFE’s whereby the Company agreed to convert the SAFE’s into 2,904,298 shares of Class B common stock with a fair value of $61.5 million.  This Conversion Agreement changed the original contractual terms of the SAFE’s and as a result the Company recorded a loss on extinguishment of SAFE notes of $61.0 million on the consolidated financial statements. This adjustment was recorded in the fourth quarter of 2021.

8. Common Stock

As of December 31, 2021, the authorized capital of the Company consists of common stock of 32,500,000 Class A shares, of which 2,730,384 shares were issued and outstanding with a $0.000001 par value, 27,500,000 Class B shares, of which 22,510,184 shares were issued and outstanding with a $0.000001 par value, and 5,000,000 of preferred stock, of which no shares had been issued or outstanding for the year ended December 31, 2021.

In August 2020, the Company’s outstanding common stock was split into Class A and Class B shares with previously issued shares and options being classified as Class B. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. On February 15, 2021, the Company effected a two-for-one stock split to stockholders of record as of February 15, 2021. All share, and per share or per option information has been retroactively adjusted to reflect the stock split.

The Company completed a Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021). Net proceeds from the Regulation A Offering were $52.5 million of 2,733,229 shares of Class A common stock. Partially offsetting these proceeds was $3.5 million of cumulative deferred offering costs related to the Regulation A Offering.

In November 2021, the Company authorized a share repurchase program.  The plan provides $2.0 million towards redemption of its outstanding shares of Class A common stock at a price up to $55.00 per share. As of December 31, 2021, the Company has repurchased and cancelled 2,845 shares worth approximately $0.1 million on the consolidated financial statements.

The Company’s Class A common stock are represented by a digital Common Stock Token that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of Class A common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. In September 2021, the Company’s Class A common stock began trading on tZERO ATS (“tZERO”), the regulated alternative trading system and FINRA member broker-dealer subsidiary of tZERO, a leader in blockchain innovation and liquidity for digital assets. Both the Company’s transfer agent, Securitize LLC, a Delaware limited liability company (“Transfer Agent”), and tZERO have the ability to support trades of our Class A common stock and transfers of our Common Stock Tokens.

Stock Based Compensation

Options and Equity Grants Issued
The 2019 Equity Incentive Plan adopted in September 2019 (“2019 Plan”) permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus employees, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options (prior to the 2021 Employee Equity Redemption Plan) that are convertible into shares of authorized but unissued Class B common stock.  Upon Class B common stock exercised during the period, 2,256,276 are authorized as of December 31, 2021.

In August 2021, the Company adopted its 2021 Employee Equity Redemption Plan.  The plan paid $3.0 million in USDC to redeem and cancel vested options at a price equal to $27.42 per share, the price at which shares of Class A common stock of the Company were sold pursuant to the Regulation A Offering.

In August 2021, the Company also adopted the 2021 Equity Incentive Plan (“2021 Plan”).  The 2021 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to Exodus employees, directors, and consultants. The exercise price for options issued under the 2021 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2021 Plan is 10 years. The 2021 Plan authorized grants to issue up to 2,780,000 awards that are convertible into shares of authorized but unissued Class A common stock.  As of December 31, 2021, 47,894 restricted stock units have been authorized and granted with a fair value of $1.3 million and 2,834 restricted stock units are vested and not yet issued.

Terms of our share-based compensation are governed by the plan in which options were issued.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.
•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•
Fair value per share.  The fair value per share is the fair price or theoretical value for a call or a put option based on six variables such as volatility, type of option, underlying stock price, time, strike price, and risk-free rate.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the years ended December 31, 2021 and 2020:

		Weighted
		Average
		Exercise
	Options	Price
Outstanding as of December 31, 2019	1,933,066	$2.39
Granted	901,680	2.38
Forfeited	(85,908)	2.39
Exercised	(11,830)	1.36
Outstanding as of December 31, 2020	2,737,008	$2.39
Granted	216,000	2.55
Forfeited	(180,010)	2.45
Exercised	(387,417)	2.39
Cancelled	(119,856)	2.39
Outstanding as of December 31, 2021	2,265,725	$2.40
Vested and exercisable as of
December 31, 2021	1,856,349	$2.39

We recognized stock-based compensation related to options and restricted stock units of approximately $0.7 million for the year ended December 31, 2021 and approximately $1.3 million of stock-based compensation related to options for the year ended December 31, 2020.

9.  Income Taxes

The current and deferred tax components of the income tax provision for the years ended December 31, 2021 and December 31, 2020, are as follows (in thousands):

	December 31, 2021	December 31, 2020

U.S federal
Current	$6,151	$288
Deferred	(626)	904
Foreign current	428	118
State and local
Current	14	-
Income tax expense	$5,967	$1,310

The reconciliation between the statutory and effective tax rates as of December 31, 2021 and December 31, 2020, are comprised of the following:

	December 31, 2021	December 31, 2020
Federal statutory rate	21.0%	21.0%
State and local income taxes, net of federal tax benefit	-0.1%	0.0%
Permanent tax benefit	-70.1%	-2.8%
Tax credits	0.6%	-2.0%
Foreign Tax - net of foreign tax credit	-1.0%	0.0%
Other	-0.3%	-3.5%
Effective tax rate for income from continuing operations	-49.9%	12.7%

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2021 and December 31, 2020, are comprised of the following (in thousands):

	December 31, 2021	December 31, 2020

Prepaid expenses	$(1,468)	$(813)
Accounts receivable	-	(428)
Other	(143)	-
Fixed assets	(93)	(43)
Capitalization software, net of amortization	(861)	(472)
Digital assets	2,290	97
Deferred revenue	-	16
Accounts payable	-	93
Accrued payroll and related expenses	49	143
Stock option expense	-	554
Net deferred tax liability	$(226)	$(853)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion, or all of, the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has not been established and deferred tax assets and related tax benefit have been recognized in the accompanying consolidated financial statements.

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2021 and December 31, 2020.

10.   Legal Proceedings

During the ordinary course of business, the Company is subject to threatened or actual legal proceedings.  The outcome of any such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations as of the date of these consolidated financial statements.

11. Related Party Transactions

For the year ended December 31, 2021, related party transactions included:

tZERO is a platform on which investors can buy and sell tokenized shares of the Company's Class A common stock:
•
$0.3 million of revenue settled in tZERO Preferred Shares and $0.1 million of unrealized loss on investments recorded on the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2021.

•	$0.1 million of other investments on the consolidated balance sheet as of December 31, 2021.

Magic Eden is an NFT marketplace utilized by the Company:
•	$0.4 million of other investments recorded on the consolidated balance sheet.
•	Two of the executives hold, in total, approximately $0.1 million of investment in Magic Eden.

12.    Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of March 4, 2022, the date for which the consolidated financial statements were available to be released.  Based upon this evaluation, Management has determined that no subsequent events have occurred other than noted below.

Assuming no changes in digital asset unit balances since December 31, 2021, the Company estimates that an additional impairment of approximately $4.5 million dollars would have been recorded on the consolidated statement of income due to the changes in fluctuating prices of digital assets in 2022. The additional impairment that would have been recognized would not have had a material impact on the total market value of the digital assets.

In January 2022, board of directors approved the issuance of approximately 430,000 Class A restricted stock units as part of the 2021 Plan at a price of $20.50.

ITEM 8:	Exhibits

Exhibit Number
Description
2.1#	Amended and Restated Certificate of Incorporation of Exodus Movement, Inc., filed as exhibit 2.1 to the Form 1-A/A filed by the Company on April 8, 2021.
2.2#	Amended and Restated Bylaws of Exodus Movement, Inc., filed as exhibit 2.2 to the Form 1-A/A filed by the Company on April 8, 2021.
4.1#	Form of Subscription Agreement for Class A Common Stock, filed as exhibit 4.1 to the Form 1-A/A filed by the Company on April 8, 2021.
6.1†#	2019 Equity Incentive Plan of Exodus Movement, Inc., filed as exhibit 6.1 to the Form 1-A/A filed by the Company on April 8, 2021.
6.2#	Form of API Agreement (U.S. Crypto-to-Crypto Exchanges), filed as exhibit 6.2 to the Form 1-A/A filed by the Company on April 8, 2021.
6.3#	Form of API Agreement (International Crypto-to-Crypto Exchanges), filed as exhibit 6.3 to the Form 1-A/A filed by the Company on April 8, 2021.
6.4†#	Offer Letter, dated as of March 15, 2019, by and between Exodus Movement, Inc. and James Gernetzke, filed as exhibit 6.4 to the Form 1-A/A filed by the Company on April 8, 2021.
6.5#
Platform Services, Transfer Agent and Registrar Agreement, dated as of December 23, 2020, by and between Securitize LLC. and Exodus Movement, Inc., filed as exhibit 6.5 to the Form 1-A/A filed by the Company on April 8, 2021.

6.6#	Order Form 2, dated as of January 14, 2021, by and between Securitize LLC and Exodus Movement, Inc., filed as exhibit 6.6 to the Form 1-A/A filed by the Company on April 8, 2021.
6.7†*	2021 Equity Incentive Plan of Exodus Movement, Inc., filed herewith.
6.8†*	2021 Employee Equity Redemption Plan of Exodus Movement, Inc., filed herewith.
6.9†*	10b-18 Share Repurchase Program of Exodus Movement, Inc., filed herewith.
11.1*	Consent of WithumSmith+Brown, PC, filed herewith.

† Indicates a management contract or compensatory plan.
# Incorporated by reference to the previous filing indicated.
*Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ Jon Paul Richardson
Name:	Jon Paul Richardson
Title:	Chief Executive Officer and Director (Principal Executive Officer)

Date:	March 4, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Jon Paul Richardson
Name:	Jon Paul Richardson
Title:	Chief Executive Officer and Director (Principal Executive Officer)

Date:	March 4, 2022

By:	/s/ James Gernetzke
Name:	James Gernetzke
Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date:	March 4, 2022